September 15, 2005

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W. – Mail Stop 4561

Washington, D.C. 20549

Attention: Isa Farhat

Re:	Hudson United Bancorp
Form 10-K for the year ended December 31, 2004
File No. 1-08660

Ladies and Gentlemen:

On behalf of Hudson United Bancorp (“Hudson United” or the “Company”), this letter responds to the comments of the Staff of the Securities and Exchange Commission set forth in the letter dated September 1, 2005 regarding the above referenced 10-K. Listed below is the additional information requested.

Form 10-K

Financial Statements

Note 4 – Investment Securities, page 51

1.	Refer to prior comment 1 and tell us how you concluded that the reasons for postponing the sale of available-for-sale securities in the first quarter of 2003 and last quarter of 2004 cited in your response letter fit the criteria contemplated by paragraph 15 of SFAS 115. Specifically tell us how you deemed two such transfers in two consecutive years to be rare.

2.	State for us your accounting policy for identifying securities as trading securities. Please tell us how that policy is consistent with authoritative literature.

The Company postponed the sale of available-for-sale securities in the first quarter of 2003 as a result of unusually high volatility and reduced liquidity in the fixed income markets in March of 2003 caused by the initiation of the war in Iraq. The Company believes that the combination of the existence of the war in Iraq and the related market volatility are “rare” circumstances.

The transfer that occurred in the last quarter of 2004 is related to a specific stock certificate of The Bankcorp.com issued to Hudson United Bancorp, bearing the legend “Restricted Securities” on the face of the certificate. From the date of the acquisition the securities should have been classified as other assets at cost adjusted for other than temporary impairment write downs. Although the balance sheet classification was incorrect, the carrying value and income statement charges would remain unchanged. The securities did not meet the requirements of SFAS 115 of having a readily determinable fair value as described in paragraph 3.a. from the date of acquisition until December 15, 2004 (the date the securities became marketable securities). This event was considered to be rare, isolated, nonrecurring and unusual.

It is the Company’s opinion that both such transfers were considered to be rare. The 2003 transfer was rare due to the war in Iraq and the volatility and reduced liquidity is certainly a rare and highly unusual situation, and not a normal occurrence that market participants expect to experience. The 2004 transfer was rare in that it was a restricted security that was incorrectly classified on the balance sheet as it did not have a readily determinable fair value and therefore is not subject to the requirements of SFAS 115 up to December 15, 2004. The designation of the shares as Trading and reclassification from Other Assets recorded on December 20, 2004 would be in accordance with generally accepted accounting principles.

The Investment Policy of Hudson United Bancorp & Subsidiaries states:

No Trading and No Speculation

It is the Company’s policy that there will not be a trading account, unless specifically authorized by the Board of Directors and all officers are prohibited from speculating in any security on behalf of the Company. All assets will be classified as either available for sale or held to maturity at time of purchase. Any transfers between categories of securities must be approved by the Treasurer, Chief Financial Officer and President and reported to the Board of Directors at their next scheduled meeting.

Our accounting policy for identifying securities as trading assets is stated below:

“Securities held for purposes of selling them in the near term (thus held as a trading security for only a short period of time) shall be classified as trading securities. Trading Securities are carried at fair value, with changes in fair value charged/credited directly to income. Given the nature of a trading security, transfers into or from the trading category should be rare.”

The above policy is consistent with authoritative accounting literature and agrees with the guidance given in SFAS 115 paragraphs 12.a and paragraph 22. The securities classified as trading securities in the first quarter of 2003 and the fourth quarter of 2004 were held as trading securities for less than a month. Additionally, both transfers into the trading category were considered rare as explained above. The passage of time and the nature of an event may both be considered in the determination of whether an event is rare. Since there exist more than one type of event that would be considered to be rare, rare events can occur within a short period of time. The events identified by the Company were completely different in their nature, timing and character.

Note 5-Loans and the Allowance for Loan and Lease Losses, page 52

3.	Please tell us the reasons for changes in each of the elements and components of the allowance for loan losses. Quantify and explain:

How changes in loan concentrations, quantities, quality, and terms that occurred during the period are reflected in the allowance.

How changes in estimation methods and assumptions affected the allowance.

Background Information

The adequacy of the allowance for loan and lease losses is evaluated monthly under the supervision of the chief credit officer. Commercial and Financial loans, Commercial Real Estate loans, Residential Mortgage loans, Consumer loans are rated and categorized as Pass, Special Mention, Substandard, Doubtful and Loss. A range of expected loss (minimum and maximum) is established for each loan type and classification. Each impaired loan of $100,000 or greater is evaluated in accordance with FAS 114 and a specific allowance is established. Loan loss trends are analyzed utilizing actual historical experience to determine the minimum and maximum loss estimates. The judgmental component of the allowance takes into consideration changes in loan concentrations, loan quality, loan terms, economic conditions and trends in real estate markets.

Certain historical events have effected the allowance for loan and lease losses. During 1999, the Company acquired Jeff Banks, Farmers and Merchants Bank and United Capital. These acquisitions were the Company’s first entry into Philadelphia, Southern New Jersey, project finance and leasing. In the fourth quarter of 1999, the Company entered into a merger of equals transaction with Dime Bancorp. The Dime Bancorp merger was terminated during 2000. During this time period the Company experienced significant turnover of key personnel and increased loan delinquencies which resulted in increased loan losses. During 2001 and 2002, the Company identified certain loans as held for sale and recorded specific loan loss provisions of $10.1 million and $21.3 million in 2001 and 2002, respectively.

Estimation methods and assumptions:

The required allowance is established at the minimum loss estimate plus a percentage of the difference between the minimum and maximum estimates. Loan concentrations, economic forecasts and trends in the real estate market were assessed. The required allowance begins utilizing the minimum loss estimate. An amount is added to the minimum loss estimate to reflect changes in loan concentrations, loan quality, loan terms, economic conditions and trends in real estate markets. This judgmental adjustment is calculated as a percentage of the difference between the estimated minimum and estimated maximum allowance. During 2002, 2003 and 2004, the allowance was the minimum loss estimate plus 52% of the difference between the minimum and maximum loss estimates.

The allowance for credit cards is established based upon delinquency and the loss experience by age with 100% charge off at 180 days. Delinquencies are separated into 7 categories (current, one day, 30 days, 60 days, 90 days, 120 days and 150 days delinquent). Loss expectations for credit card loans were reduced by the sale of the VISA and MasterCard portfolio in 2004, the trend of continuing increases in FICO scores of cardholders and declines in charge off trends during a period when credit card loans outstanding increased. The specific minimum allowance for credit card loans was $21.9 million at December 31, 2002, $20.7 million at December 31, 2003 and $18.1 million at December 31, 2004.

Changes in elements and components of the allowance:

The significant factors effecting the 2002, 2003 and 2004 loan loss allowance include:

•	the trend of declines in non-accrual loans continued to be favorable. At December 31, 2002, non-accrual loans totaled $15.4 million and 0.35% of loans. At December 31, 2003, non-accrual loans totaled $13.2 million and 0.28% of loans. At December 31, 2004, non-accrual loans totaled $12.3 million and 0.25%. This trend reflects an improving economy, the favorable impact of the loan sales and improved stability of loan underwriting and collection.

•	the trend of declines in loans 90 days or greater past due continued to be favorable. At December 31, 2002, loans 90 days past due totaled $19.8 million and 0.46% of loans. At December 31, 2003, loans 90 days past due totaled $16.7 million and 0.36% of loans. At December 31, 2004, loans 90 days past due totaled $14.6 million and 0.30% of loans. The decline in past due loans is consistent with the decline in non-accrual loans and results from the same factors.

•	Net loan charge offs declined during a period of sustained loan portfolio growth. For Year 2002, net charge offs were $28.3 million (excludes $21.3 million related to the bulk sale of loans). For Year 2003, net loan charge offs were $25.1 million. For Year 2004, net loan charge offs were $21.2 million. The decline in net charge offs is consistent with the decline in past due and non-accrual loans and results from the same factors.

•	Prior to 2003, purchased credit card loans were recorded gross with a related allowance. During the Year 2003, the Company reduced the Allowance by $5 million and reduced Loans by the like amount. This adjustment is a correction of the recording of purchased credit card loans. The net loan balance was not changed.

•	During the Year 2004, the Company sold its small Visa and MasterCard portfolio reducing the Allowance by $695,000, the amount specifically related to the sold portfolio.

•	The specific minimum loss estimate for Installment loans rated as pass was 1.00% at December 31, 2002 and 2003 and decreasing to 0.50% at December 31, 2004. During the fourth quarter of 2004, the minimum loss factor for consumer installment loans rated as Pass loans was reduced from 1.00% to 0.50%. The consumer installment loan portfolio was approximately $1 billion at

December 31, 2004. This change reduced the specific Allowance by $5 million. During 1999, the Company acquired several community banks with installment loan portfolios which included indirect auto loans and mobile home loans. During the period 2000 thru 2004, losses on the acquired installment loans were higher than the loss experience of loans the Company originated internally. As of December 31, 2004, the Company concluded that the higher risk of loss from acquired loans was eliminated and the loan loss estimate factor must be reduced. This conclusion is supported by the trends of loan charge offs, non-accrual loans and past due loans.

•	The provision for loan and lease losses was $14.9 million and $26.0 million in 2004 and 2003, respectively. The decrease of $11.1 million in the provision for loan and lease losses, primarily consists of a $2.6 million decrease for credit card loans and a $7.8 million decrease for consumer installment loans. These decreases are calculated as the change in the specific minimum loss ($2.6 million for credit card loans and $5.0 million for consumer installment loans) plus the judgmental loss factor of 52% of the difference between the specific minimum and maximum loss estimates for the consumer installment loan category. The minimum and maximum specific loss estimate is the same amount for credit card loans.

The effect of loan portfolio growth was only significant for the private label credit card loan portfolio which grew $80 million or 25% from approximately $320 million at December 31, 2003 to $400 million at December 31, 2004. Credit card portfolios purchased totaled $61 million and included $45 million purchased during December 2004. The December purchase consisted of portfolios of discontinued credit card issues placed in the collect out portfolio. These portfolios are acquired at large discounts.

10-Q for the Three and Six Months Ended June 30, 2005

Note E – Landfill Gas Investments, page 11

4.	Please tell us why you have not reported these investments as discontinued operations. Explain how you applied paragraphs 41-43 of SFAS 144.

Pursuant to FSAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets paragraphs 41 – 44 a component of an entity shall be reported in discontinued operations if (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

The first requirement listed in paragraph 42 for the reporting of discontinued operations is satisfied as the Landfill Gas Investments categorized as held for sale have cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity and Hudson United will eliminate the operations and cash flows from their ongoing operations when the sale is complete.

The second requirement listed in paragraph 42 necessitates that Hudson United Bank will not have any significant continuing involvement in the operations of the component after the disposal transaction. Hudson United Bank is unable to determine whether the second requirement for the reporting of discontinued operations listed in paragraph 42 will be satisfied until additional information concerning the terms of sale become known or when the sale of the Landfill Gas Investments has been completed. Hudson United Bank will be providing acquisition financing to the buyer of the Landfill Gas Investments and the loan agreement has not yet been drawn. If other than traditional provisions are included in the loan agreement, the document may give the appearance that Hudson United has continued involvement in the Landfill Gas Investment. Given the uncertainty of our continued involvement after the completion of the sale it was determined that the second part of the requirement listed in paragraph 42 of SFAS 144 was not satisfied.

The period in which it is determined that Hudson United will satisfy the second requirement listed in paragraph 42 the Landfill Gas Investments held for sale will be reported in discontinued operations in accordance with paragraph 43 of SFAS 144.

Very Truly yours,

HUDSON UNITED BANCORP

/s/ Kenneth T. Neilson Kenneth T. Neilson
Chairman, President and Chief Executive Officer